UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: June 12, 2013

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Camtek Ltd.  (the “Company”) Shareholders:

We are pleased to invite you to participate in the 2013 Annual General Meeting of shareholders (the “Meeting”). The Meeting will be held on Tuesday, July 16, 2013, at 10:00 a.m. (Israel time), at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

The following items are on the agenda for the Meeting:

1)	To re-elect three (3) directors to serve on the Board of Directors of the Company until the conclusion of the 2014 Annual General Meeting of Shareholders; and

2)	To approve the 2012 annual monetary bonus of the Company's Active Chairman of the Board of Directors; Chief Executive Officer; and Executive Vice President, Business & Strategy;

3)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2014 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

In addition, at the Meeting we will review and discuss our auditors' report and consolidated financial statements for the fiscal year ended December 31, 2012.

Record Date

Only shareholders of record at the close of business on June 17, 2013, the record date for determining those shareholders eligible to vote at the Meeting (the “Shareholders”), are entitled to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy, as shall be provided by the Company beginning June 18, 2013, and to return it promptly in the pre-addressed envelope provided. If voting by mail, the proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel at least twenty-four (24) hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the Proxy Card. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Quorum

According to the Company’s Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights of the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any later date as shall be designated and stated in a notice to the shareholders entitled to vote at the Meeting. This notice shall serve as notice of a meeting adjourned to the same day in the next week at the same time and place if no quorum is present at the original date and time, and no further notice of such adjourned meeting will be given to shareholders.

Required Majority

Under the Companies Law, 5795-1999, the vote required for the approval of the proposals in items 1 and 3 above, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

The vote required for the approval of the proposal in item 2, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the resolution, provided that: (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or (b) the total number of shares referred to above, voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

Shareholders may review the full version of the proposed resolutions in the Company's Proxy Statement, as well as the accompanying Proxy Card, beginning June 18, 2013, on the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il or the Company's website: http://www.camtek.co.il.

Dated: June 12, 2013

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.